Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2012

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in US dollars) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011

Metal revenues		$38,159,810	$27,024,636	$73,847,982	$52,257,589

Cost of sales	4	20,074,229	11,946,994	38,238,014	23,124,754

Gross profit		18,085,581	15,077,642	35,609,968	29,132,835

Corporate and administrative expenses	4	4,511,726	4,628,918	9,353,137	9,048,336

Profit from operations		13,573,855	10,448,724	26,256,831	20,084,499

Other income (expense), net		87,181	(1,694)	153,406	1,272
Finance expense	4	(751,186)	(986,631)	(1,506,863)	(2,661,753)
Gain on warrant liability		-	322,187	-	593,333
Foreign exchange (loss) gain		(189,069)	(132,583)	(758,031)	35,028
Profit before income tax		12,720,781	9,650,003	24,145,343	18,052,379

Income tax expense
Current income tax		4,608,869	2,147,761	10,420,309	3,080,363
Deferred income tax		1,948,490	1,755,170	2,761,342	4,748,653
		6,557,359	3,902,931	13,181,651	7,829,016

Net earnings and comprehensive income for the period		$6,163,422	$5,747,072	$10,963,692	$10,223,363

Weighted average shares outstanding:
Basic	9	142,326,292	137,198,876	141,888,023	137,008,564
Diluted	9	143,951,997	142,349,334	143,783,728	142,287,262

Earnings per share:
Basic	9	$0.04	$0.04	$0.08	$0.07
Diluted	9	$0.04	$0.04	$0.08	$0.07

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US dollars) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011

OPERATING ACTIVITIES
Profit before income tax		$12,720,781	$9,650,003	$24,145,343	$18,052,379
Items not affecting cash:
Depletion and depreciation	4	1,889,742	2,063,988	3,937,011	3,930,547
Finance expense	4	751,186	986,631	1,506,863	2,661,753
Gain on warrant liability		-	(322,187)	-	(593,333)
Share-based payments	8b)	1,901,433	2,969,456	4,292,690	2,969,456
Foreign exchange loss (gain)		189,069	132,583	758,031	(35,028)
Asset write-off		-	-	-	1,355,712
		17,452,211	15,480,474	34,639,938	28,341,486
Changes in non-cash working capital items:
Trade and other receivables		1,123,462	(2,139,148)	2,223,684	722,323
Inventories and stockpile		(1,573,455)	(3,992,575)	(5,453,446)	(7,617,807)
Advances and prepaid expenses		(793,578)	(2,160,064)	(774,487)	(1,500,497)
Trade payables and accrued liabilities		(550,957)	(1,162,911)	(3,495,578)	1,623,410
Interest paid		(533,189)	-	(1,071,117)	-
Income tax paid		(7,628,632)	-	(7,674,605)	-
Cash flows provided by operating activities		7,495,862	6,025,776	18,394,389	21,568,915

INVESTING ACTIVITIES
Expenditures on mineral properties,
plant and equipment	6	(5,413,497)	(8,296,326)	(9,478,186)	(16,257,813)
Increase in prepaid expenses
relating to capital expenditures		-	(962,040)	-	(962,040)
Restricted cash and other		-	(1,209)	-	(13,297)
Cash flows used in investing activities		(5,413,497)	(9,259,575)	(9,478,186)	(17,233,150)

FINANCING ACTIVITIES
Repayment of long-term debt		-	(12,558,895)	-	(19,244,044)
Proceeds of long-term debt		-	18,168,550	-	18,168,550
Issuance of shares on exercise of share options	8	740,623	157,724	2,324,095	289,880
Cash flows provided by (used in) financing activities		740,623	5,767,379	2,324,095	(785,614)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(86,985)	(202,578)	63,182	(200,235)

Increase in cash		2,736,003	2,331,002	11,303,480	3,349,916
Cash, beginning of period		18,432,484	5,639,859	9,865,007	4,620,945
Cash, end of period		$21,168,487	$7,970,861	$21,168,487	$7,970,861

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in US dollars) - Unaudited

		June 30,	December 31,
	Note	2012	2011

ASSETS
Current
Cash		$21,168,487	$9,865,007
Trade and other receivables		5,789,530	8,253,803
Inventories	5	30,769,270	29,182,801
Advances and prepaid expenses		3,534,430	2,759,943
Total current assets		61,261,717	50,061,554

Mineral properties, plant and equipment	6	113,381,397	107,677,591
Non-current unprocessed ore stockpile	5	7,621,426	4,480,769
Total assets		$182,264,540	$162,219,914

LIABILITIES
Current
Trade payables and accrued liabilities	7	$15,186,816	$15,884,416
Vendor loan		1,725,000	1,725,000
Current portion of long-term debt		17,597,244	17,245,442
Total current liabilities		34,509,060	34,854,858

Deferred tax liabilities		25,323,597	22,562,255
Other long-term liabilities		1,175,054	1,137,704
Provision for site reclamation and closure		2,076,387	2,065,132
Total liabilities		63,084,098	60,619,949

EQUITY
Issued capital	8	86,734,950	82,630,432
Share-based payment reserve		11,681,339	9,169,072
Retained earnings		20,764,153	9,800,461
Total equity		119,180,442	101,599,965
Total liabilities and equity		$182,264,540	$162,219,914

Commitments and contingencies (Note 10)
Events after the period end (Note 12)

Approved by the Directors
“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in US dollars) - Unaudited

	Number of		Share-based	Retained
	common		payment	earnings
	shares	Issued capital	reserve	(deficit)	Total equity
Balance at January 1, 2012	140,291,127	$82,630,432	$9,169,072	$9,800,461	$101,599,965
Earnings for the period	-	-	-	10,963,692	10,963,692
Share-based payments	-	-	4,292,690	-	4,292,690
Issue of shares on exercise of share options	2,475,000	2,324,095	-	-	2,324,095
Reclassification of grant date fair value on exercise of share options	-	1,780,423	(1,780,423)	-	-
Balance at June 30, 2012	142,766,127	$86,734,950	$11,681,339	$20,764,153	$119,180,442

Balance at January 1, 2011	136,726,694	$74,867,926	$4,220,711	$(15,549,442)	$63,539,195
Earnings for the period	-	-	-	10,223,363	10,223,363
Share-based payments	-	-	2,969,456	-	2,969,456
Issue of shares on exercise of share options	437,500	289,880	-	-	289,880
Reclassification of grant date fair value on exercise of share options	-	363,510	(363,510)	-	-
Shares issued for financing costs	301,933	640,564	-	-	640,564
Balance at June 30, 2011	137,466,127	$76,161,880	$6,826,657	$(5,326,079)	$77,662,458

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange AMEX under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Change of year-end

In December, 2011, the Company changed its fiscal year-end from March 31 to December 31 in order to coincide with the financial reporting periods of other precious metal producing companies. As a result of this change, these unaudited condensed interim consolidated financial statements (“interim financial statements”) include prior year opening balances as at April 1, 2011 while the current year opening balances are as at January 1, 2012. The comparative quarter is the three months ended June 30, 2011, which was the first quarter of the nine months ended December 31, 2011. The comparative year to date period is the period of six months ended June 30, 2011, which includes the fourth quarter of the year ended March 31, 2011 and the first quarter of the nine month period ended December 31, 2011.

b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). As such, these interim financial statements do not contain all the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the nine months ended December 31, 2011.

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the most recent audited consolidated financial statements for the nine months ended December 31, 2011.

These interim financial statements were approved by the Board of Directors and authorized for issue on August 13, 2012.

c)	Judgements, assumptions and estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the Company’s consolidated financial statements for the nine months ended December 31, 2011. The Company’s interim results are not necessarily indicative of its results for a full year.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and the subsidiaries. All amounts are presented in United States (“US”) dollars, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars. Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s audited consolidated financial statements for the nine months ended December 31, 2011. The Company anticipates the impact of these standards as follows:

Accounting standards effective January 1, 2013

i.	Consolidation

IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures, are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the above standards to have a significant impact on the consolidated financial statements.

ii.	Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

i.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

4.	EXPENSES

Cost of sales for the three and six months ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Costs of mining	$11,107,113	$11,164,149	$21,332,938	$22,896,610
Crushing and gold recovery costs	6,653,515	3,994,044	12,310,452	7,971,108
Mine site administration costs	1,148,266	929,973	2,474,748	1,699,873
Deferred stripping	(708,166)	(2,606,215)	(526,141)	(6,181,368)
Transport and refining	132,361	60,178	154,992	144,010
Depreciation and depletion	1,889,742	2,063,988	3,937,011	3,930,547
Net change in inventories	(148,602)	(3,659,123)	(1,445,986)	(7,336,026)
Cost of sales	$20,074,229	$11,946,994	$38,238,014	$23,124,754

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

4.	EXPENSES (Continued)

Included in costs of mining are $314,177 related to additional variable compensation payable to the Company's Mexican workforce relating to the year ended December 31, 2011, which was not previously accrued. The Company was not obligated to pay the amounts but based on labour negotiations, which commenced and concluded during the three months ended June 30, 2012, additional amounts were agreed to be paid.

Corporate and administrative expenses for the three and six months ended June 30, 2012 and 2011 are as follows:

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011
Salaries		$1,276,216	$518,839	$1,887,403	$645,030
Consulting and professional fees		671,760	605,840	1,318,146	1,477,485
Investor relations		140,176	157,282	257,779	364,615
Share-based payments	8b)	1,901,433	2,969,456	4,292,690	2,969,456
Travel		106,995	99,731	339,070	163,348
Insurance		89,004	61,253	179,966	108,967
Rent		103,720	97,350	189,289	120,866
Asset write-off and contract termination fee	6b)iii)	-	-	395,000	1,355,712
Acquisition costs		-	-	-	1,637,745
Other		222,422	119,167	493,794	205,112
Corporate and administrative expenses		$4,511,726	$4,628,918	$9,353,137	$9,048,336

During the six months ended June 30, 2011, $1,637,745 was incurred in legal and professional fees relating to the attempted acquisition of a gold company. The acquisition was not completed and as a result these costs have been expensed.

Finance expense for the three and six months ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Gain on embedded derivative	$-	$(665,215)	$-	$(440,192)
Interest on long-term debt	532,826	1,624,471	1,070,852	1,624,471
Accretion of long-term debt	196,502	-	392,557	1,407,977
Accretion of provision for site reclamation and closure and other long-term liabilities	21,858	27,375	43,454	69,497
Finance expense	$751,186	$986,631	$1,506,863	$2,661,753

5.	INVENTORIES

	June 30,	December 31,
	2012	2011
Ore in process	$23,856,306	$23,174,226
Supplies	6,912,964	6,008,575
Unprocessed ore stockpile	7,621,426	4,480,769
	38,390,696	33,663,570
Less: non-current unprocessed ore stockpile	(7,621,426)	(4,480,769)
	$30,769,270	$29,182,801

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At January 1, 2012	$63,881,608	$37,863,895	$21,268,332	$2,363,437	$125,377,272
Additions	3,439,932	4,146,356	527,880	800,329	8,914,497
At June 30, 2012	67,321,540	42,010,251	21,796,212	3,163,766	134,291,769
Accumulated amortization
At January 1, 2012	10,255,852	7,443,829	-	-	17,699,681
Amortization	1,686,744	1,523,947	-	-	3,210,691
At June 30, 2012	11,942,596	8,967,776	-	-	20,910,372
Carrying amount at June 30, 2012	$55,378,944	$33,042,475	$21,796,212	$3,163,766	$113,381,397

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At April 1, 2011	$47,287,665	$30,085,448	$15,237,110	$1,795,195	$94,405,418
Additions	16,212,359	7,812,836	6,031,222	568,242	30,624,659
Disposals	-	(34,389)	-	-	(34,389)
Change in reclamation obligation	381,584	-	-	-	381,584
At December 31, 2011	63,881,608	37,863,895	21,268,332	2,363,437	125,377,272
Accumulated amortization
At April 1, 2011	4,150,283	3,052,100	-	-	7,202,383
Amortization	6,105,569	4,399,212	-	-	10,504,781
Disposals	-	(7,483)	-	-	(7,483)
At December 31, 2011	10,255,852	7,443,829	-	-	17,699,681
Carrying amount at December 31, 2011	$53,625,756	$30,420,066	$21,268,332	$2,363,437	$107,677,591

a)	Mineral properties

San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010, although the Company continues to conduct and incur some exploration and development costs which are being capitalized. The San Francisco Property includes the titles to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2.

Mineral properties include properties which are under exploration and development and are non-depletable, as well as the San Francisco property, which began commercial production on April 1, 2010. The carrying amounts of these two categories of mineral properties are as follows:

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

	June 30,	December 31,
	2012	2011
Non-depletable mineral properties	$7,510,506	$5,807,096
Depletable mineral property (San Francisco Mine)	47,868,438	47,818,660
	$55,378,944	$53,625,756

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

	i.	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

	ii.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement, which was renegotiated in March, 2012, requires the Company to make periodic payments totalling $250,000 up to April, 2014. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500,000 for every half per cent (0.50%), to a maximum of $1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

	iii.	Other properties

On November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $2,000,000 at various dates up to January, 2015.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. During the six months ended June 30, 2012, the Company decided not to pursue earning its interest in the Quila concession and has paid a contract termination fee of $395,000. The value of the capitalized mineral property was $nil. The Company has received title to the Santa Maria del Oro claim in Jalisco, Onesimo claims in Mazapil-Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

During the six months ended June 30, 2011 management determined that they will not proceed with the final option payment on Cocula Property in Jalisco, Mexico and cumulative expenditures totalling $1,355,712 were written off.

On June 1, 2012, the Company entered into a property option agreement to earn an interest in the Sarai and Emanuel mineral concessions located in the State of Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $600,000 at various dates up to June, 2017.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2012	2011
Trade payables	$7,088,494	$11,631,751
Income taxes payable	7,306,708	3,932,113
Accrued liabilities	681,093	272,671
Other	110,521	47,881
	$15,186,816	$15,884,416

8.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments.
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At June 30, 2012, there were 142,766,127 issued and outstanding common shares (December 31, 2011 - 140,291,127).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2012	8,850,000	1.60
Granted	3,500,000	2.56
Exercised	(2,475,000)	0.94
Forfeited	(200,000)	2.56
Outstanding at June 30, 2012	9,675,000	2.10
Exercisable at June 30, 2012	7,200,000	1.93

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

8.	EQUITY (Continued)

Share options outstanding and exercisable at June 30, 2012 are as follows:

		Weighted	Weighted		Weighted	Weighted
	Number of	average	average	Number of	average	average
Exercise	share	exercise	remaining life	share	exercise	remaining life
price range	options	price	of options	options	price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.70 - 1.00	2,625,000	0.93	1.83	2,625,000	0.93	1.83
2.35 - 2.75	7,050,000	2.53	4.18	4,575,000	2.51	3.95
	9,675,000	2.10	3.54	7,200,000	1.93	3.18

The weighted average share price at the date of exercise for share options exercised during the six months ended June 30, 2012 was C$2.26 (six months ended June 30, 2011 - C$2.44) . The fair value of share options recognized as an expense during the six months ended June 30, 2012 was $4,292,690 (six months ended June 30, 2011 - $2,969,456). For the 3,500,000 share options granted during the six months ended June 30, 2012, the weighted average grant date fair value per option was $1.54 (C$1.54). During the six months ended June 30, 2011, the 3,800,000 share options granted were fair valued at $1.46 (C$1.42).

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the six months ended June 30, 2012 and June 30, 2011:

	Six months ended	Six months ended
	June 30, 2012	June 30, 2011
Risk-free interest rate	1.09%	2.17%
Expected life of options	3.32 years	3.2 years
Annualized volatility	77%	88%
Dividend rate	0%	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the Toronto Stock Exchange. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

9.	EARNINGS PER SHARE

	Three months ended June 30, 2012			Three months ended June 30, 2011
		Weighted			Weighted
		average			average
	Earnings for	shares	Earnings	Earnings for	shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$6,163,422	142,326,292	$0.04	$5,747,072	137,198,876	$0.04
Effect of dilutive securities:
Share options	-	1,625,705	-	-	3,828,670	-
Warrants	-	-	-	(322,187)	1,321,788	-
Diluted EPS	$6,163,422	143,951,997	$0.04	$5,424,855	142,349,334	$0.04

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

9.	EARNINGS PER SHARE (Continued)

For the three months ended June 30, 2012, 4,575,000 (three months ended June 30, 2011- nil) share options were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive.

	Six months ended June 30, 2012			Six months ended June 30, 2011
		Weighted			Weighted
		average			average
	Earnings for	shares	Earnings	Earnings for	shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$10,963,692	141,888,023	$0.08	$10,223,363	137,008,564	$0.07
Effect of dilutive securities:
Share options	-	1,895,705	-	-	3,946,910	-
Warrants	-	-	-	(593,333)	1,331,788	-
Diluted EPS	$10,963,692	143,783,728	$0.08	$9,630,030	142,287,262	$0.07

For the six months ended June 30, 2012, 4,657,418 (six months ended June 30, 2011- nil) share options were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive.

10.	COMMITMENTS AND CONTINGENCIES

The Company has certain operating commitments which require future minimum payments over the following time periods:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Future operating commitments	$24,899,470	$18,617,162	$5,651,037	$631,271	$-

The future operating commitments of the Company are significantly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the six months ended June 30, 2012 were 12.4 million, this mining service contract is the most significant component of the Company’s commitments. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased.

Another significant component of the future operating commitments of the Company is the mineral property obligations relating to payments going to El Picacho and San Onesimo exploration properties at various dates until January, 2015.

11.	SEGMENTED INFORMATION

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

At June 30, 2012, all of the Company’s operating and capital assets are located in Mexico except for $756,708 (December 31, 2011 - $1,070,143) of cash and other current assets which are held in Canada.

During the six months ended June 30, 2012, the Company had sales agreements with two major customers based in the United States which constitute 100% of metal revenues; 96% to customer A and 4% to customer B (six months ended June 30, 2011 - 96% to customer A and 4% to customer B). However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(Expressed in US dollars) - Unaudited

12.	EVENTS AFTER THE PERIOD END

On July 5, 2012, the Company negotiated a change in the terms of its long-term debt. The C$18,000,000 debt will be repayable in full on or before December 31, 2013. The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares. In the event the loan has not been repaid by July 28, 2013, a further fee of 1% of the loan amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date.